Exhibit 99.67

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

IMMUNOPRECISE ANTIBODIES LTD.

3204-4464 Markham Street

Victoria, BC V8Z 7X8

(the “Company”)

Item 2.	Date of Material Change

May 15, 2020

Item 3.	News Release

The news release was issued on May 15, 2020 and was disseminated by Cision.

Item 4.	Summary of Material Change

On May 15, 2020, the Company closed a non-brokered private placement financing of 10% convertible debentures in the principal amount of CAD$2,592,000.

Also on May 15, 2020, the Company announced the resignation of its Chief Technology Officer, Chip Wheelock.

Item 5.	Full Description of Material Change

Convertible Debenture Financing

On May 15, 2020, the Company closed its previously announced non-brokered private placement financing by issuing 10% convertible debentures in the principal amount of CAD$2,592,000. The debentures are unsecured, bear interest at a rate of 10% per annum, payable annually and are due May 15, 2022 (which may be repaid early at the option of the Company).

The principal amount of the debentures may be convertible, at the option of the holder, into shares of the Company at a conversion price of CAD$0.85 per share. The Company may force convert the principal amount of the debentures at $0.85 per share if the average closing price is equal to or greater than CAD$1.50 for twenty (20) trading days (the “20 Day Period”). In order to exercise this right, the Company must issue a new release announcing its intention to exercise this right within 10 business days after the end of the particular 20 Day Period.

Jennifer Bath, CEO of the Company, subscribed for $175,000 of debentures and Paul Andreola, a director of the Company, subscribed, directly and indirectly, for a total of $229,000 debentures. Participation by these insiders in the private placement is considered a related party transaction pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions. The Company is exempt from the requirements to obtain a formal valuation or minority shareholder approval in connection with the insider’s participation in the private placement in reliance of sections 5.5(a) and 5.7(a) of MI 61-101.

The securities are subject to restrictions on resale expiring on September 16, 2020. The Company paid finders cash commissions totalling $43,000. Proceeds of the offering will be used to expand operations and sales in the United States, Canada and Europe and working capital purposes.

Resignation of Chief Technology Officer

Also on May 15, 2020, the Company announced the resignation of its Chief Technology Officer, Chip Wheelock.

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None.

Item 8.	Executive Officer

For further information, please contact:

Jennifer Bath

Chief Executive Officer

(250) 483-0308

Item 9.	Date of Report

May 21, 2020